Exhibit (a)(5)(vi)

GMXR

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION CONTACT

Alan Van Horn

Manager, Investor Relations

405.254.5839

GMX RESOURCES INC. Extends its Cash Tender Offer for its 5.00% Convertible Senior Notes Due 2013

Oklahoma City, Oklahoma, Monday, February 28, 2011 – GMX Resources Inc. (the “Company” or “GMXR”) (NYSE: GMXR) today announced that it is extending its previously announced tender offer for up to $50,000,000 aggregate principal amount of its outstanding 5.00% Convertible Senior Notes due 2013 (the “Convertible Notes”), of which $122,750,000 aggregate principal amount is currently outstanding.

The tender offer will now expire at 5:00 p.m., New York City time, on March 11, 2011, unless extended (as such time and date may be extended, the “Expiration Date”) or earlier terminated by GMXR.

The tender offer has been extended to allow note holders to consider the information to be contained in GMXR’s release of its 2010 fourth quarter and annual financial and operational results, which as previously announced, will be issued after the close of trading on the New York Stock Exchange on Wednesday, March 2, 2011, and in GMXR’s Annual Report on Form 10-K that is anticipated to be filed with the Securities and Exchange Commission (“SEC”) on or prior to March 9, 2011.

As announced previously, on January 28, 2011, GMXR commenced the tender offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on February 28, 2011. On February 9, 2011, GMXR announced that it satisfied the financing condition to the tender offer by the successful completion of GMXR’s offerings of $200 million aggregate principal amount of its 11.375% senior notes due 2019 and 21,075,000 shares of common stock. All other terms and conditions of the tender offer remain unchanged.

Holders of Convertible Notes who validly tender, and do not validly withdraw, their Convertible Notes on or prior to the Expiration Date will receive $1,000 for each $1,000 principal amount of Convertible Notes purchased in the tender offer, plus accrued and unpaid interest to, but not including, the settlement date. Tenders of Convertible Notes must be made on or prior to the Expiration Date and tendered Convertible Notes may be withdrawn at any time on or prior to the Expiration Date. The tender offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, dated January 28, 2011 (the “Offer to Purchase”). Subject to applicable law, GMXR may amend, extend or waive conditions to, or terminate, the tender offer.

As of 5:00 p.m. on Monday, February 28, 2011, approximately $121.3 million aggregate principal amount of the Convertible Notes had been tendered and not withdrawn pursuant to the tender offer.

Full details of the terms and conditions of the tender offer are described in the Offer to Purchase and a related Letter of Transmittal, which have been sent to holders of the Convertible Notes. These documents, as well as any amendments, supplements or additional exhibits thereto, are available free of charge, from the SEC website at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 to Schedule TO filed with the SEC on February 11, 2011 and Amendment No. 2 anticipated to be filed on February 28, 2011. Holders are encouraged to read these documents, as they contain important information regarding the tender offer.

GMXR has retained Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated to act as the dealer managers for the tender offer. Questions or requests for assistance regarding the terms of the tender offer should be directed to Credit Suisse Securities (USA) LLC at (800) 820-1653 (toll-free) and Morgan Stanley & Co. Incorporated at (800) 624-1808 (toll-free). Requests for the Offer to Purchase and other documents relating to the tender offer may be directed to Global Bondholder Services Corporation, the information agent for the tender offer, at (212) 430-3774 (for banks and brokers only) or (866) 804-2200 (for all others).

None of GMXR, the dealer managers, the information agent or the depositary makes any recommendation as to whether holders should tender their Convertible Notes pursuant to the tender offer. Each holder must make its own decision as to whether to tender its Convertible Notes and, if so, the principal amount of the Convertible Notes to be tendered.

This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell the Convertible Notes or any other securities of GMXR.

The tender offer is only being made pursuant to the Offer to Purchase and the related Letter of Transmittal. The tender offer is not being made to holders of Convertible Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.